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                                                                                                Exhibit 12.01


                                  NORTHERN STATES POWER COMPANY AND SUBSIDIARY COMPANIES
                                               STATEMENT OF COMPUTATION OF
                                          RATIO OF EARNINGS TO FIXED CHARGES



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                                         1996           1995           1994           1993          1992
                                                                   (Thousands of dollars)
Earnings
  Income from continuing
  operations before accounting
  change                                  $274,539      $275,795       $243,475      $211,740       $160,928
Add
  Taxes based on income (1)
    Federal income taxes                   153,515       142,492        112,611        99,952         71,549
    State income taxes                      40,635        34,988         35,746        28,076         19,148
    Deferred income taxes-net              (30,561)      (11,076)        (6,100)       12,256          5,185
    Tax credits - net                      (17,395)      (14,409)       (13,049)       (9,544)        (9,708)
    Foreign income taxes                       616           233            219
  Fixed charges                            141,961       133,328        115,083       113,562        109,888
Deduct
  Undistributed equity in earnings of
    unconsolidated investees                25,976        41,870         23,588         1,142          1,006
       Earnings                           $537,334      $519,481       $464,397      $454,900       $355,984


Fixed charges
  Interest charges per
    statement of income                   $141,961      $133,328       $115,083      $113,562       $109,888


Ratio of earnings to fixed
  charges                                      3.8           3.9            4.0           4.0            3.2




(1) Includes income taxes included in Other Income (Expense).

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